 

Hola Orlando

Estamos emocionados de compartir que hasta la fecha Coco ha logrado recaudar más de $1M en financiamiento por parte de reconocidos inversionistas y la gran aceleradora de startups Y Combinator en Silicon Valley. ¡Y ahora tú también puedes invertir!

El año pasado abrimos un cupo de $100k para que nuestros clientes pudiesen invertir en Coco, el cual se llenó en menos de una semana! Con este capital pudimos desarrollar Coco Pago: una billetera digital que te permite enviar dólares a tus seres queridos en Venezuela de manera fácil y rápida.

Lanzamos Coco Pago hace más de un mes y el número de transacciones ya está creciendo 120% semanalmente. Por ello, hemos decido abrir otro cupo de $100k para que tú, nuestro preciado cliente, puedas pasar a ser inversionista en Coco y ayudarnos a hacer crecer, aún más, este gran producto que promete revolucionar las remesas en Venezuela y el resto de países en Latinoamérica. Pero eso no es todo, aparte de recibir acciones en la empresa por invertir, también recibirás Coco Tokens: la criptomoneda nativa de Coco que te dará aún más beneficios 🚀

Si crees en lo que estamos construyendo y quieres sumarte a esta aventura, las puertas están abiertas. **Aprende más aquí**, o únete aquí 👇👇👇

INVERTIR AHORA

¿Qué sigue para Coco?

En estos tres años hemos crecido muy rápido:
-Cobertura total del servicio en todos los estados del país 🇻🇪
-Más de 100 mil clientes en 106 países 🌎
-Más de 25 millones de dólares en transacciones💸

Los fondos recaudados, serán utilizados para expandir nuestra plataforma en Venezuela y otros países. Si tienes alguna pregunta, puedes escribirme a **victor@ cocomercado.com** . También puedes acceder a las preguntas frecuentes aquí.